Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERENCE SHARES

The undersigned, Jayesh Chandan and Ruth Kelly, do hereby certify that:

1. They are Directors of Gorilla Technology Group Inc., a company organized under the laws of the Cayman Islands (the “Company”).

2. The Company is authorized to issue 5,000,000 preference shares, of which 13,125 are issued and outstanding as of the date hereof.

3. The following resolutions were duly adopted by the board of directors of the Company (the “Board of Directors”):

WHEREAS, the Amended and Restated Memorandum and Articles of Association of the Company provide for a class of its authorized shares known as Preference Shares, consisting of five million shares, US$0.0001 par value per share, issuable from time to time in one or more series;

WHEREAS, the Board of Directors is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preference Shares and the number of shares constituting any series and the designation thereof, of any of them; and

WHEREAS, it is the desire of the Board of Directors, pursuant to its authority as aforesaid, to fix the rights, preferences, restrictions and other matters relating to a series of the Preference Shares, which shall consist of, except as otherwise set forth in the Purchase Agreement, up to 10,000 preference shares, which the Company has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of preference shares for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of preference shares as follows:

TERMS OF PREFERENCE SHARES

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Alternate Consideration” shall have the meaning set forth in Section 6(e).

“Attribution Parties” shall have the meaning set forth in Section 5(d).

“Base Conversion Price” shall have the meaning set forth in Section 6(b).

“Beneficial Ownership Limitation” shall have the meaning set forth in Section 5(d).

“Bloomberg” means Bloomberg Financial Markets.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Buy-In” shall have the meaning set forth in Section 5(c)(iv).

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of shares in the capital of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of Preference Shares and the Securities issued together with the Preference Shares), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, sells or transfers all or substantially all of its assets to another Person and the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring Person immediately after the transaction, (d) a replacement at one time or within a one year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Original Issue Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the Original Issue Date), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“Closing” means the closing of the purchase and sale of the Preference Shares and Warrants pursuant to Section 2.1 of the Purchase Agreement.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto and all conditions precedent to (i) the Holders’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Preference Shares and the Warrants, in each case, have been satisfied or waived.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in the OTC Link or on the Pink Open Market. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holders. All such determinations shall be appropriately adjusted for any dividend, share split, share combination, reclassification or other similar transaction during the applicable calculation period.

“Commission” means the United States Securities and Exchange Commission.

“Conversion Amount” means the sum of the Stated Value at issue.

“Conversion Date” shall have the meaning set forth in Section 5(a).

“Conversion Price” shall have the meaning set forth in Section 5(b).

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of the Preference Shares in accordance with the terms hereof.

“Convertible Securities” means any share or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Ordinary Shares.

“Dilutive Issuance” shall have the meaning set forth in Section 6(b).

“Dilutive Issuance Conversion Price” shall have the meaning set forth in Section 6(b).

“Dilutive Issuance Notice” shall have the meaning set forth in Section 6(b).

“Distribution” shall have the meaning set forth in Section 6(d).

“Effective Date” means the date that the Registration Statement filed by the Company is first declared effective by the Commission.

“Equity Conditions” means, during the period in question, (a) the Company shall have duly honored all conversions scheduled to occur or occurring by virtue of one or more Notices of Conversion of the applicable Holder on or prior to the dates so requested or required, if any, (b) the Company shall have paid all liquidated damages and other amounts owing to the applicable Holder in respect of the Preference Shares, (c)(i) there is an effective Registration Statement pursuant to which the Holders are permitted to utilize the prospectus thereunder to resell all of the Ordinary Shares issuable pursuant to the Transaction Documents (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) or (ii) all of the Conversion Shares issuable pursuant to the Transaction Documents may be resold pursuant to Rule 144 without volume or manner-of-sale restrictions or current public information requirements as determined by the counsel to the Company as set forth in a written opinion letter to such effect, addressed and acceptable to the Transfer Agent and the affected Holders, (d) the Ordinary Shares are trading on a Trading Market and all of the shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market (and the Company believes, in good faith, that trading of the Ordinary Shares on a Trading Market will continue uninterrupted for the foreseeable future), (e) there is a sufficient number of authorized, but unissued and otherwise unreserved, Ordinary Shares for the issuance of all of the shares then issuable pursuant to the Transaction Documents, (f) the issuance of the shares in question to the applicable Holder would not violate the limitations set forth in Section 5(d) herein, (g) there has been no public announcement of a pending or proposed Fundamental Transaction or Change of Control Transaction that has not been consummated, (h) the applicable Holder is not in possession of any information provided by the Company, any of its Subsidiaries, or any of their officers, directors, employees, agents or Affiliates, that constitutes, or may constitute, material, non-public information, and (i) for each Trading Day in a period of 10 consecutive Trading Days prior to the applicable date in question (but following the Effective Date), the VWAP exceeds 200% of the then effective Conversion Price and the daily dollar trading volume for the Ordinary Shares on the principal Trading Market exceeds $2 million per Trading Day.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Ordinary Shares, restricted share or restricted share units, or options to employees, officers or directors of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued under the Purchase Agreement, Warrants to the Placement Agent in connection with the transactions pursuant to the Purchase Agreement and any securities upon exercise of Warrants to the Placement Agent and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of the Purchase Agreement, provided that such securities have not been amended since the date of the Purchase Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations) or to extend the term of such securities, (c) Ordinary Shares or Common Share Equivalents issued in connection with any merger or consolidation of the Company or any Subsidiary with or into another Person or other similar business combination involving the Company or any Subsidiary or any acquisitions or strategic transactions involving the Company or any Subsidiary, in each case, approved by a majority of the disinterested directors of the Company, provided, that (i) such securities are issued at a price per share no less than the average of the VWAP for the twenty (20) consecutive Trading Days immediately following the public announcement of the execution of definitive documents for such transaction, and (ii) except with respect to the issuances of securities set forth on Schedule 1.1 of the Purchase Agreement, such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.13(a) of the Purchase Agreement, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities and (d) equity awards approved by the Board of Directors prior to the date hereof. Notwithstanding anything herein to the contrary, a Variable Rate Transaction shall not be an Exempt Issuance.

“Forced Conversion Date” shall have the meaning set forth in Section 7.

“Forced Conversion Notice” shall have the meaning set forth in Section 7.

“Forced Conversion Notice Date” shall have the meaning set forth in Section 7.

“Fundamental Transaction” shall have the meaning set forth in Section 6(e).

“GAAP” means United States generally accepted accounting principles.

“Holder” means a holder of the Preference Shares.

“Junior Securities” means the Ordinary Shares and all other Ordinary Share Equivalents of the Company other than those securities which are explicitly senior or pari passu to the Preference Shares in dividend rights or liquidation preference.

“Lock-Up Agreements” means the Lock-Up Agreements, dated as of the date of the Purchase Agreement, by and between the Company and each of the directors of the Company and officers of the Company, in the form of Exhibit D attached to the Purchase Agreement.

“New York Courts” shall have the meaning set forth in Section 10(d).

“Notice of Conversion” shall have the meaning set forth in Section 5(a).

“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

“Ordinary Shares” means the Company’s ordinary shares, par value of US$0.0001 per share, and any other class of securities into which such ordinary shares may hereafter be reclassified or changed.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, Preference Shares, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Original Issue Date” means the date of the first issuance of any Preference Shares regardless of the number of transfers of any particular Preference Shares and regardless of the number of certificates which may be issued to evidence such Preference Shares.

“Person” means an individual or Company, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” shall have the meaning ascribed to such term in Section 1.1 of the Purchase Agreement.

“Preference Shares” shall have the meaning set forth in Section 2.

“Principal Market” means The Nasdaq Capital Market.

“Purchase Agreement” means the Purchase Agreement, dated as of February 14th, 2024, among the Company and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Purchase Rights” shall have the meaning set forth in Section 6(c).

“Repurchase Date” shall have the meaning set forth in Section 7.

“Repurchase Notice” shall have the meaning set forth in Section 7.

“Repurchase Price Per Share” shall have the meaning set forth in Section 7.

“Required Holders” shall have the meaning set forth in Section 4.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purposes and effect as such Rule.

“Securities” means the Preference Shares, the Warrants and the Underlying Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Delivery Date” shall have the meaning set forth in Section 5(c).

“Standard Settlement Period” shall have the meaning set forth in Section 5(c).

“Stated Value” shall have the meaning set forth in Section 2.

“Subscription Amount” means, as to each original Holder, the aggregate amount to be paid for the Preference Shares and Warrants purchased pursuant to the Purchase Agreement as specified below such original Holder’s name on the signature page of the Purchase Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Subsidiary” means any direct or indirect subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date of the Purchase Agreement.

“Successor Entity” shall have the meaning set forth in Section 6(e).

“Threshold Period” shall have the meaning set forth in Section 7.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Certificate of Designation, the Purchase Agreement, the Warrants, the Lock-Up Agreements, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Purchase Agreement.

“Transfer Agent” means Continental Stock Transfer & Trust Company, LLC, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Underlying Shares” means the Ordinary Shares issued and issuable upon conversion of the Preference Shares and upon exercise of the Warrants.

“Unconverted Shares” shall have the meaning set forth in Section 7.

“Valuation Event” shall have the meaning set forth in Section 6(b)(iv).

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.11(b) of the Purchase Agreement.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares is then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Ordinary Shares so reported, or (d) in all other cases, the fair market value of a share of Ordinary Shares as determined by an independent appraiser selected in good faith by the Purchasers (as defined in the Purchase Agreement) of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means, collectively, the Ordinary Shares purchase warrants delivered to the original Holders at the Closing in accordance with Section 2.2(a) of the Purchase Agreement, which Warrants shall be exercisable immediately and have a term of exercise equal to five (5) years, in the form of Exhibit C attached to the Purchase Agreement.

“Warrant Shares” means the Ordinary Shares issuable upon exercise of the Warrants.

Section 2. Designation, Amount and Par Value. The series of Preference Shares shall be designated as its Series B Convertible Preference Shares (the “Preference Shares”) and the number of shares so designated shall be up to 10,000 (which shall not be subject to increase without the written consent of the Holders of a majority of the then outstanding Preference Shares). Each Preference Share shall have a par value of $0.0001 per share and a stated value equal to $1,000 (the “Stated Value”).

Section 3. Dividends. If the Company declares, pays or sets aside any dividends on Ordinary Shares of the Company (other than dividends on Ordinary Shares payable in Ordinary Shares), the Holders of the Preference Shares then outstanding shall be entitled to participate in such dividend on each outstanding share of Preference Shares in an amount at least equal to that dividend per share of Preference Shares as would equal the product of (A) the dividend payable on each Ordinary Shares determined, if applicable, as if all shares of such class or series had been converted into Ordinary Shares and (B) the number of Ordinary Shares issuable upon conversion of a share of Preference Shares, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Preference Shares shall have no voting rights. However, as long as any Preference Shares are outstanding, the Company shall not, without the affirmative vote of the Holders of a majority of the then outstanding Preference Shares (the “Required Holders”), (a) alter or change adversely the powers, preferences or rights given to the Preference Shares or alter or amend this Certificate of Designation, (b) authorize or create any class of share ranking as to redemption senior to the Preference Shares, (c) amend its charter documents, including, without limitation, its amended and restated memorandum and articles of association in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized Preference Shares, or enter into any agreement with respect to any of the foregoing.

Section 5. Conversion

a)	Conversions at Option of Holder. Each share of Preference Shares shall be convertible, at any time and from time to time from and after the Original Issue Date at the option of the Holder thereof, into that number of Ordinary Shares (subject to the limitations set forth in Section 5(d)) determined by dividing the Stated Value of such share of Preference Shares by the Conversion Price. Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Preference Shares to be converted, the number of Preference Shares owned prior to the conversion at issue, the number of shares of Preference Shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by email such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of Preference Shares, a Holder shall not be required to surrender the certificate(s) representing the Preference Shares to the Company unless all of the Preference Shares represented thereby are so converted, in which case such Holder shall deliver the certificate representing such Preference Shares promptly following the Conversion Date at issue. Preference Shares converted into Ordinary Shares in accordance with the terms hereof shall be canceled and shall not be reissued. Notwithstanding the foregoing, with respect to any Notice(s) of Conversion delivered by 12:00 p.m. (New York City time) on the Original Issue Date, the Corporation agrees to deliver the Conversion Shares subject to such notice(s) by 4:00 p.m. (New York City time) on the Original Issue Date and the Original Issue Date shall be the Share Delivery Date for purposes hereunder.

b)	Conversion Price. The conversion price for the Preference Shares shall equal $1.10, subject to adjustment herein (the “Conversion Price”).

c) Mechanics of Conversion.

i. Delivery of Conversion Shares Upon Conversion. Not later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Preference Shares which shall be free of restrictive legends and trading restrictions (other than those which may then be required by the Purchase Agreement). The Company shall deliver the Conversion Shares required to be delivered by the Company under this Section 5 electronically through the Depository Trust Company or another established clearing Company performing similar functions. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Conversion.

ii. Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by the applicable Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event the Company shall promptly return to the Holder any original Preference Share certificate delivered to the Company and the Holder shall promptly return to the Company the Conversion Shares issued to such Holder pursuant to the rescinded Notice of Conversion.

iii. Obligation Absolute; Partial Liquidated Damages. The Company’s obligation to issue and deliver the Conversion Shares upon conversion of Preference Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by such Holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action that the Company may have against such Holder. In the event a Holder shall elect to convert any or all of the Stated Value of its Preference Shares, the Company may not refuse conversion based on any claim that such Holder or any one associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Preference Shares of such Holder shall have been sought and obtained, and the Company posts a surety bond for the benefit of such Holder in the amount of 150% of the Stated Value of Preference Shares which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Company fails to deliver to a Holder such Conversion Shares pursuant to Section 5(c)(i) by the Share Delivery Date applicable to such conversion, the Company shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Preference Shares being converted, $50 per Trading Day (increasing to $100 per Trading Day on the third Trading Day after the Share Delivery Date and increasing to $200 per Trading Day on the sixth Trading Day after the Share Delivery Date) for each Trading Day after the Share Delivery Date until such Conversion Shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Company’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

iv. Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 5(c)(i), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or such Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the Preference Shares equal to the number of Preference Shares submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 5(c)(i). For example, if a Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Preference Shares with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver the Conversion Shares upon conversion of the Preference Shares as required pursuant to the terms hereof.

v. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of the Preference Shares, as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holder (and the other Holders of the Preference Shares), not less than such aggregate number of the Ordinary Shares as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Section 6) upon the conversion of the then outstanding Preference Shares. The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid, nonassessable and freely tradable for public resale under the Securities Act.

vi. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Preference Shares. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Holder from converting fractional Preference Shares.

vii. Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of the Preference Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such Preference Shares and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing Company performing similar functions) required for same-day electronic delivery of the Conversion Shares.

d) Beneficial Ownership Limitation. The Company shall not effect any conversion of the Preference Shares, and a Holder shall not have the right to convert any portion of the Preference Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon conversion of the Preference Shares with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which are issuable upon (i) conversion of the remaining, unconverted Stated Value of Preference Shares beneficially owned by such Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein (including, without limitation, the Preference Shares or the Warrants) beneficially owned by such Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 5(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Section 5(d) applies, the determination of whether the Preference Shares is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many shares of Preference Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Preference Shares may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many Preference Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 5(d), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request (which may be via email) of a Holder, the Company shall within one Trading Day confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Preference Shares, by such Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by a Holder prior to the issuance of any shares of Preference Shares, 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preference Shares held by the applicable Holder. A Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 5(d) applicable to its Preference Shares provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares upon conversion of these Preference Shares held by the Holder and the provisions of this Section 5(d) shall continue to apply. Any such increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 5(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Holder of Preference Shares.

Section 6. Certain Adjustments.

a) Share Dividends and Share Splits. If the Company, at any time while these Preference Shares are outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any other Ordinary Shares Equivalents (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of these Preference Shares), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues, in the event of a reclassification of the Ordinary Shares, any shares in the capital of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding any treasury shares of the Company) outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 6(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b) Subsequent Equity Sales. If, at any time while these Preference Shares are outstanding, the Company or any Subsidiary, as applicable sells, enters into an agreement to sell or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Ordinary Shares or Ordinary Shares Equivalents entitling any Person to acquire Ordinary Shares at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the Ordinary Shares or Ordinary Shares Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive Ordinary Shares at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance the Conversion Price shall be reduced to equal the higher of (a) $0.20 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions in accordance with Section 6(a) above), and (b) the lower of (i) the Base Conversion Price and (ii) the lowest VWAP during the five (5) consecutive Trading Days immediately following the public announcement of the execution of the Dilutive Issuance (such lower price, the “Dilutive Issuance Conversion Price”) (for the avoidance of doubt, if such public announcement is released prior to the opening of the Principal Market on a Trading Day, such Trading Day shall be the first Trading Day in such five (5) Trading Day period and if the Preference Shares is converted pursuant to Section 5(a), on any given Conversion Date during any such five (5) Trading Day period, solely with respect to such portion of the Preference Shares converted on such applicable Conversion Date, such applicable five (5) Trading Day period shall be deemed to have ended on, and included, the Trading Day immediately prior to such Conversion Date). Notwithstanding anything herein to the contrary, no adjustment will be made under this Section 6(b) in respect of an Exempt Issuance. If the Company enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Company shall be deemed to have issued Ordinary Shares or Ordinary Shares Equivalents at the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised. The Company shall notify the Holders in writing, no later than the Trading Day following the issuance or deemed issuance of any Ordinary Shares or Ordinary Shares Equivalents subject to this Section 6(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 6(b), upon the occurrence of any Dilutive Issuance, the Holders are entitled to receive a number of Conversion Shares based upon the Dilutive Issuance Conversion Price on or after the date of such Dilutive Issuance, regardless of whether a Holder accurately refers to the Dilutive Issuance Conversion Price in the Notice of Conversion. For purposes of determining the adjusted Conversion Price under this Section 6(b), the following shall be applicable:

i. Issuance of Options. If the Company in any manner grants or sells, or the Company publicly announces the issuance or sale of, any Options and the lowest price per share for which one share of Ordinary Shares is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Options is less than the then Conversion Price, then such Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Options for such price per share. For purposes of this Section 6(b)(i), the “lowest price per share for which one Ordinary Shares is issuable upon the exercise of any such Options or upon conversion, exercise or exchange of any Convertible Securities issuable upon exercise of any such Options” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Shares upon the granting or sale of the Options, upon exercise of the Options and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Options less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the granting or sale of such Options, upon exercise of such Options and upon conversion, exercise or exchange of any Convertible Security issuable upon exercise of such Options. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities.

ii. Issuance of Convertible Securities. If the Company in any manner issues or sells, or the Company publicly announces the issuance or sale of, any Convertible Securities and the lowest price per share for which one Ordinary Shares is issuable upon the conversion, exercise or exchange thereof is less than the then Conversion Price, then such Ordinary Shares shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 6(b)(ii), the “lowest price per share for which one Ordinary Share is issuable upon the conversion, exercise or exchange thereof” shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one Ordinary Share upon the issuance or sale of the Convertible Security and upon conversion, exercise or exchange of such Convertible Security less any consideration paid or payable by the Company with respect to such one Ordinary Share upon the issuance or sale of such Convertible Security and upon conversion, exercise or exchange of such Convertible Security. No further adjustment of the Conversion Price shall be made upon the actual issuance of such Ordinary Shares upon conversion, exercise or exchange of such Convertible Securities, and if any such issuance or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price has been or is to be made pursuant to other provisions of this Section 6(b), no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

iii. Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 6(b)(iii), if the terms of any Option or Convertible Security that was outstanding as of the date of the Purchase Agreement are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 6(b) shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

iv. Calculation of Consideration Received. If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such publicly traded securities on the date of receipt of such publicly traded securities. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

v. Record Date. In case the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them (i) to receive a dividend or other distribution payable in Ordinary Shares, Options or Convertible Securities or (ii) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

vi. Treasury Shares. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its wholly-owned subsidiaries, and the disposition of any such shares (other than the cancellation or retirement thereof) shall be considered an issue or sale of Ordinary Shares for the purpose of this paragraph (b).

c) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 6(a) and/or Section 6(b) above, if at any time the Company grants, issues or sells any Ordinary Shares Equivalents or rights to purchase share, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of such Holder’s Preference Shares (without regard to any limitations on exercise hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

d) Pro Rata Distributions. During such time as these Preference Shares are outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of these Preference Shares, then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of these Preference Shares (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date of which a record is taken for such Distribution, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the participation in such Distribution (provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Limitation).

e) Fundamental Transaction. If, at any time while these Preference Shares are outstanding, (A) the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving Company) another Person, Affiliate or group (as that term is used in Section 13(d) of the Exchange Act and as defined in Rule 13d-5 thereunder) (“Subject Entity”), or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Ordinary Shares be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Ordinary Shares, (y) 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Ordinary Shares such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Ordinary Shares, or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Ordinary Shares, (y) at least 50% of the outstanding Ordinary Shares calculated as if any Ordinary Shares held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such share purchase agreement or other business combination were not outstanding; or (z) such number of Ordinary Shares such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Ordinary Shares, or (v) reorganize, recapitalize or reclassify its Ordinary Shares, (B) the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Ordinary Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares not held by all such Subject Entities as of the date of the Purchase Agreement calculated as if any Ordinary Shares held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Ordinary Shares or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Share without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction (each a “Fundamental Transaction”), then, upon any subsequent conversion of these Preference Shares, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Section 5(d) on the conversion of these Preference Shares), the number of Ordinary Shares of the successor or acquiring Company or of the Company, if it is the surviving Company, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which these Preference Shares is convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Section 5(d) on the conversion of these Preference Shares). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of ordinary shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of these Preference Shares following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new Preference Shares consistent with the foregoing provisions and evidencing the Holders’ right to convert such Preference Shares into Alternate Consideration. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Certificate of Designation and the other Transaction Documents (as defined in the Purchase Agreement) in accordance with the provisions of this Section 6(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder of these Preference Shares, deliver to the Holder in exchange for these Preference Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to these Preference Shares which is convertible for a corresponding number of shares in the capital of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon conversion of these Preference Shares (without regard to any limitations on the conversion of these Preference Shares) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares, such number of shares and such conversion price being for the purpose of protecting the economic value of these Preference Shares immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Certificate of Designation and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Certificate of Designation and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.

f) Calculations. All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 6, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

g) Notice to the Holders.

i. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 6, the Company shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Share, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Ordinary Shares is converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of these Preference Shares, and shall cause to be delivered by facsimile or email to each Holder at its last facsimile number or email address as it shall appear upon the share books of the Company, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K. The Holder shall remain entitled to convert the Conversion Amount of the Preference Shares (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

Section 7. Forced Conversion. Notwithstanding anything herein to the contrary, if after the 10th Trading Day following the Effective Date, the VWAP for each Trading Day during any 10 consecutive Trading Day period, which 10 consecutive Trading Day period shall have commenced only after the Effective Date (“Threshold Period”), exceeds 200% of the then effective Conversion Price and the daily dollar trading volume for the Ordinary Shares exceeds $2 million on each Trading Day during the Threshold Period, deliver a written notice to all Holders (a “Forced Conversion Notice” and the date such notice is delivered to all Holders, the “Forced Conversion Notice Date”) to cause each Holder to convert all or part of such Holder’s Preference Shares (as specified in such Forced Conversion Notice) plus all accrued but unpaid dividends thereon and all liquidated damages and other amounts due in respect of the Preference Shares pursuant to Section 6, it being agreed that the “Conversion Date” for purposes of Section 5 shall be deemed to occur no later than the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following the Forced Conversion Notice Date (such date, the “Forced Conversion Date”). The Company may not deliver a Forced Conversion Notice, and any Forced Conversion Notice delivered by the Company shall not be effective, unless all of the Equity Conditions have been met on each Trading Day during the applicable Threshold Period through and including the later of the Forced Conversion Date and the Trading Day after the date that the Conversion Shares issuable pursuant to such conversion are actually delivered to the Holders pursuant to the Forced Conversion Notice. Any Forced Conversion Notices shall be applied ratably to all of the Holders based on each Holder’s initial purchases of Preference Shares under the Purchase Agreement, provided that any voluntary conversions by a Holder shall be applied against such Holder’s pro rata allocation, thereby decreasing the aggregate amount forcibly converted hereunder if less than all Preference Shares are forcibly converted. For purposes of clarification, a Forced Conversion shall be subject to all of the provisions of Section 5, including, without limitation, the provisions requiring payment of liquidated damages and limitations on conversions, it being understood and agreed that any Preference Shares that cannot be converted pursuant to this Section 7 because of the Beneficial Ownership Limitation set forth in Section 5(d) shall remain outstanding (such Preference Shares that remain outstanding, the “Unconverted Shares”). The Company may elect, upon delivery of written notice to any Holder holding Unconverted Shares (a “Repurchase Notice”), to repurchase all or a portion of such Unconverted Shares from each such Holder at a price per Unconverted Share equal to the quotient obtained by dividing the Stated Value by the then-current Conversion Price and then multiplying such quotient by the greater of (i) the Closing Sale Price on the Forced Conversion Date and (ii) the then-current Closing Sale Price of the Ordinary Shares as of the Trading Day immediately prior to the date of such Repurchase Notice (the “Repurchase Price Per Share”). The Repurchase Notice shall set forth the date on which the closing of such repurchase shall occur (which date shall be no sooner than three (3) Trading Days from the date of the Repurchase Notice) (the “Repurchase Date”). The Repurchase Price Per Share shall be paid in cash by wire transfer of immediately available funds at the closing of such repurchase. Each such Holder agrees to execute and deliver all documents reasonably requested by the Company in order to effect and evidence such repurchase and, with regard to any Unconverted Shares held in certificated form, surrender such certificates to the Company. On the Repurchase Date, the Unconverted Shares subject to such repurchase shall automatically be converted into the right to receive the Repurchase Price Per Share without interest and without any further act or action of the Holders and whether or not the certificates representing such shares are surrendered or instruments of transfer are delivered to the Company; provided, that the Company shall not be obligated to pay the Repurchase Price Per Share for such Unconverted Shares unless and until all certificates representing such shares have been surrendered to the Company and all reasonably requested instruments of transfer have been executed by each such Holder and delivered to the Company. From and after the Repurchase Date, unless there shall have been any default in the payment of the Repurchase Price Per Share, all rights of the holders of Unconverted Shares subject to repurchase (other than the right to receive the Repurchase Price Per Share in accordance with this Section 7) shall cease and be of no further force or effect with respect to such shares on such Repurchase Date, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

Section 8. Negative Covenants. As long as any Preference Shares are outstanding, unless the Holders of at least 67% in Stated Value of the then outstanding Preference Shares shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

a) amend its charter documents, including, without limitation, its amended and restated memorandum and articles of association, in any manner that materially and adversely affects any rights of the Holder;

b) repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of Ordinary Shares, Ordinary Share Equivalents or Junior Securities, other than as to (i) the Conversion Shares or Warrant Shares as permitted or required under the Transaction Documents and (ii) repurchases of Ordinary Shares or Ordinary Shares Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors for so long as the Preference Shares are outstanding;

c) enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the Commission, unless such transaction is made on an arm’s-length basis and expressly approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

d) enter into any agreement with respect to any of the foregoing.

Section 9. [RESERVED]

Section 10. Miscellaneous.

a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile or e-mail attachment, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above Attention: Daphne Huang, e-mail address ******, or such other facsimile number, e-mail address or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section 10. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail attachment, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number, e-mail address or address of such Holder appearing on the books of the Company, or if no such facsimile number, e-mail address or address appears on the books of the Company, at the principal place of business of such Holder, as set forth in the Purchase Agreement. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the time of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e-mail address set forth or referenced in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or e-mail attachment at the e-mail address set forth or referenced in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

b) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the Preference Shares at the time, place, and rate, and in the coin or currency, herein prescribed.

c) Lost or Mutilated Preference Share Certificate. If a Holder’s Preference Share certificate shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the Preference Shares so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company.

d) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the laws of the Cayman Islands, without regard to the principles of conflict of laws thereof. All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). The Company and each Holder hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. The Company and each Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Company and each Holder hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Company or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

e) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Company or a Holder must be in writing.

f) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment or other obligation shall be made or performed on the next succeeding Business Day.

h) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

i) Status of Converted or Reacquired Preference Shares. Preference Shares may only be issued pursuant to the Purchase Agreement. If any Preference Shares shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Preference Shares and shall no longer be designated as its Series B class of Preference Shares.

*********************

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 14th day of February 2024.

/s/ Jayesh Chandan	/s/ Ruth Kelly
Name: Jayesh Chandan Title: Chairman & CEO	Name: Ruth Kelly Title: Director

ANNEX A

NOTICE OF CONVERSION

(To be Executed by the Registered Holder in order to Convert Preference Shares)

The undersigned hereby elects to convert the number of Series B Convertible Preference Shares indicated below into Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Gorilla Technology Group Inc., a company organized under the laws of the Cayman Islands (the “Company”), according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company in accordance with the Purchase Agreement. No fee will be charged to the Holders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion: ______________________________________________

Number of Preference Shares owned prior to Conversion: _________________

Number of Preference Shares to be Converted: _________________________

Stated Value of Preference Shares to be Converted: _____________________

Number of Ordinary Shares to be Issued: ____________________________

Applicable Conversion Price:____________________________________________

Number of Preference Shares subsequent to Conversion: _________________

Address for Delivery: ______________________

or

DWAC Instructions:

Broker no: _________

Account no: ___________

[HOLDER]

By:
Name:
Title:

20